UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

American DG Energy Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

025398108
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025398108	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George N. Hatsopoulos
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,247,825
	6.	SHARED VOTING POWER 500,000
	7.	SOLE DISPOSITIVE POWER 6,247,825
	8.	SHARED DISPOSITIVE POWER 500,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,747,825
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.8%
12.	TYPE OF REPORTING PERSON* IN
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 025398108	13G	Page 3 of 6 Pages

 Item 1(a).     Name of Issuer:

American DG Energy Inc.

Item 1(b).      Address of Issuer’s Principal Executive Offices:

45 First Avenue, Waltham, MA 02451

Item 2(a).      Name of Person Filing:

George N. Hatsopoulos

Item 2(b).      Address of Principal Business Office or, if None, Residence:

c/o American DG Energy Inc.
45 First Avenue, Waltham, MA 02451

Item 2(c).      Citizenship:

United States of America

Item 2(d).      Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2(e).      CUSIP Number:

025398108

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section
3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 025398108	13G	Page 4 of 6 Pages

Item 4.          Ownership.

(a)    Amount beneficially owned: 6,747,825 shares of Common Stock of Issuer. This amount consists of: (a) 500,000 shares of American DG Energy Inc. (“ADGE”) common stock, par value $0.001 per share (“ADGE Common Stock”) held by George Hatsopoulos and his wife, Daphne Hatsopoulos, as joint tenants, each of whom share voting and investment power;  (b) 5,717,609 shares of ADGE Common Stock held by The George N. Hatsopoulos Qualified Annuity Trust – 2009 for the benefit of (1) Nicholas Hatsopoulos under Article IV of the Hatsopoulos 1994 Family Trust under instrument of trust dated December 29, 1994, and (2) Marina Hatsopoulos under Article IV of the Hatsopoulos 1994 Family Trust under instrument of trust dated December 29, 1994, for which Mr. Hatsopoulos is the trustee; and (c) 530,216 shares of ADGE Common Stock directly held by Mr. Hatsopoulos;. This amount does not include 2,272,391 shares held in the 1994 Hatsopoulos Family Trust for the benefit of Mr. and Mrs. Hatsopoulos’s adult children, for which Mrs. Daphne Hatsopoulos and Mr. Gordon Erhlich are the trustees. Mr. Hatsopoulos disclaims beneficial ownership of the shares held by this trust.

(b)	Percent of class: 14.8% (based on 45,598,029 shares of Common Stock of Issuer outstanding as of December 31, 2010).

(c)   Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	6,247,825

(ii)	Shared power to vote or direct the vote:	500,000

(iii)	Sole power to dispose or to direct the disposition of:	6,247,825

(iv)	Shared power to dispose or to direct the disposition of:	500,000

Item 5.          Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.          Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.          Identification and Classification of Members of the Group.

Not applicable.

Item 9.          Notice of Dissolution of Group.

Not applicable.

Item 10.        Certification.

Not applicable.

CUSIP No. 025398108	13G	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2011

/s/ George N. Hatsopoulos
(Signature)

George N. Hatsopoulos/Chairman
(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 025398108	13G	Page 6 of 6 Pages

Exhibit 1
POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Anthony S. Loumidis, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual, pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 3rd day of February, 2011.

/s/ George N. Hatsopoulos
(Signature)

George N. Hatsopoulos/Chairman
(Name/Title)